

Mail Stop 3561

August 1, 2018

Scott J. Lauber
Executive Vice President and Chief Financial Officer
WEC Energy Group, Inc.
231 West Michigan Street
P. O. Box 1331
Milwaukee, WI 53201

> **Re: WEC Energy Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **File No. 1-9057**

Dear Mr. Lauber:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products